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                              November 18, 2020

       Ross Berman
       Chief Executive Officer
       HumanCo Acquisition Corp.
       P.O. Box 90608
       Austin, TX 78709

                                                        Re: HumanCo Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
23, 2020
                                                            CIK No. 0001829042

       Dear Mr. Berman:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Filed October 23, 2020

       The Offering
       Limited payments to insiders, page 34

   1. We note you disclose here that other than "any additional compensation that the board of directors may approve
in the future in connection with [Mr. Berman's and Mrs. Zipper's]
                                                        arrangements with the
company, there will be no finder   s fees, reimbursement, consulting
                                                        fee, non-cash payments,
monies in respect of any payment of a loan or other
                                                        compensation paid by us
to our sponsor, officers or directors, or any affiliate of our sponsor, officers or
directors prior to, or in connection with any services rendered in order to effectuate, the
consummation of our initial business combination." We further note you disclose on page 95
that Mr. Berman and Mrs. Zipper will be allowed to receive any
 Ross Berman
HumanCo Acquisition Corp.
November 18, 2020
Page 2
      compensation, finder   s fees or consulting fees from a prospective
business combination
      target in connection with a contemplated initial business combination. However, you
      disclose on page 129 that "[n]o finder   s fees, reimbursements,
consulting fee, monies in
      respect of any payment of a loan or other compensation will be paid by us to our sponsor, officers or directors, or any affiliate of our sponsor, officers or directors, for services rendered to us prior to, or in connection with the consummation of our initial business combination (regardless of the type of transaction that it is)." Please revise to reconcile this inconsistency and clarify your compensation policies, including whether the board has any current or future plans to issue any compensation to Mr. Berman and Mrs. Zipper, prior to, or in connection with, the initial business combination.

Management, page 114

2. Please disclose the business experience during the past five years of each director and executive officer, or director or executive officer nominee. For example, please disclose the time period Executive Co-Chairman Jason Karp and CEO and director Ross
      Berman have been the Co-founder and CEO of HumanCo and Co-founder and president of HumanCo, respectively.
       You may contact Lily Dang at (202) 551-3867 or John Cannarella at (202) 551-3337 if
you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Karina Dorin at (202) 551-3763 with any other questions.



                                                           Sincerely,
FirstName LastNameRoss Berman
                                                           Division of
Corporation Finance
Comapany NameHumanCo Acquisition Corp.
                                                           Office of Energy &
Transportation
November 18, 2020 Page 2
cc:       Paul D. Tropp
FirstName LastName